Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: August 25, 2021

eToro

Investor Update - Q2 2021

August 2021

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V ("Fintech V") and eToro Group Ltd., and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as " estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro's present and future plans for its business and operations and eToro's expectations as to market results and conditions; are based on various assumptions, whether or not identified in this presentation, and on the current expectations of eToro's and FinTech V's management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V's public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro's business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro's estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro's operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro's securities on the Nasdaq Capital Market; the fact that the price of eToro's securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of FinTech V's registration statement on Form S-1 (File No. 333-249646) (the "Form S-1"), eToro's registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro's and FinTech V's expectations, plans or forecasts of future events and views as of the date of this presentation. eToro and FinTech V anticipate that subsequent events and developments will cause eToro's and FinTech V's assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Disclaimer

Additional Information about the Business Combination and Where to Find It

As permitted by the Jumpstart Our Business Startups Act of 2012, or JOBS Act, the Company has confidentially submitted a draft registration statement on Form F-4 to the SEC, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V's stockholders, eToro's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V's Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 30,2021, or eToro's Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V's stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC's website at www.sec.gov.

Trademarks and Trade Names

eToro and Fintech V own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with eToro or Fintech V, or an endorsement or sponsorship by or of eToro or Fintech V. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that eToro or Fintech V will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

eToro at a glance*

23.2M
Registered users

100+
Countries

$9.4B
Assets Under Administration


5.6M
8.1M
10.0M
12.3M
17.5M
23.2M
2016
2017
2018
2019
2020
Q2 2021

Registered users - number of users at the end of the period

Funded accounts by region

2.0M
Funded accounts



Europe	68%
Asia Pacific	15%
Americas	12%
Middle East & Africa	5%

(*) As of June 30, 2021

eToro

Growth underpinned by long term secular trends

New registered users


Q2 2021
2.6M
Q2 2020
1.2M
121%

Trades


Q2 2021
127M
Q2 2020
74M
72%

eToro

The strong positive momentum continues

Supported in part by elevated user engagement with cryptoassets

Net trading income

Q2 2020
$124M

Q2 2021
$291M

↑ 136%

Total commissions*

Q2 2020
$161M

Q2 2021
$362M

↑ 125%

(*) Total commissions are comprised of commissions from trading activity, interest and other charges; Total commissions are a key performance indicator

eToro

Letter from the CEO

Dear investors and partners,

I am happy to update that we continue to see strong positive momentum and our Q2 numbers demonstrate ongoing growth in new registered users, funded accounts and total commissions. The rise in self-directed investing is a trend that is here to stay and eToro's growth is underpinned by long term secular trends in investor behavior.

eToro today has more than 23 million global users and 2 million funded accounts (funded accounts grew by 158% year on year.) 2.6 million new registered users joined our platform during Q2, a 121% increase compared to the same period last year. Total commissions increased to $362 million, up 125% from the second quarter of 2020 (Total commissions are comprised of commissions from trading activity, interest and other charges). Our net trading income was $291 million, up 136% compared with Q2 2020.

Cryptoassets drove total commissions in the second quarter of 2021, reflecting retail investors' strong interest across the cryptos offered by eToro with the highest trading volumes in BTC, XRP, ETH, ADA and DOGE. We have seen a pattern over time, with increased trading activity in a particular asset class or market influencing eToro's total commission in certain quarters or years.

Looking at Q2 2020 to Q2 2021, unprecedented COVID induced market volatility, oil going negative for the first time in history and crypto reawakening to reach all time highs, all impacted investor behaviour. The diversity of eToro's product offering and its global footprint support sustainable long-term growth in eToro's total commissions across different market conditions.

eToro's Americas business (the U.S. and Latin America) accounted for 12% of funded accounts at the end of Q2 2021, up from 6% at the end of Q2 2020. eToro's offering in the U.S. is currently limited to crypto and copy trading. It has grown considerably over the past year and we are excited to expand our product range with the launch of stocks later this year.

Retail investors are more important to global equity markets than ever before. US households' equity ownership is at all-time record levels.*
This growing importance is supported by structural investment changes, such as online community growth and zero commission trading. We are confident that we can lead the democratization of investing and continue to grow our share of an expanding market.

(*) Source: the U.S. Federal Reserve.



As part of our mission to empower people to grow their knowledge and wealth, we recently launched the eToro Academy. Our online education hub provides users of all levels of investing experience with free resources across multiple channels to improve their understanding of financial markets.

Net income was negative $89 million primarily due to a non-cash charge of $71 million in stock-based compensation for eToro employees and $36 million of transaction costs related to the business combination with FTCV. Adjusted EBITDA was $33 million for the second quarter of 2021.

eToro is on track to hit our 2021 forecast supported by a strong second quarter. We remain focused on growth rather than short term profitability and have therefore continued to reinvest income across our marketing channels and in the continued expansion of our product offering and global presence.

Looking beyond the Q2 numbers, the volume of new users joining eToro and overall trading activity on the platform has slowed to date in the third quarter compared to the all time highs of H1 2021. We were conservative when we prepared our forecast and anticipated varied market conditions and retail investor behavior.

We are thankful for your support, and look forward to continued success in 2021 and beyond.

Yoni Assia



Co-Founder & CEO
August 2021

Business updates

The eToro Academy

eToro aims to revolutionize the way that people invest and to enhance investors' financial education. In line with our mission to empower people to grow their knowledge and wealth as part of a community of investors, eToro recently launched the eToro Academy.

The eToro Academy is an education hub providing users of all levels of investing experience with free resources to improve their understanding of financial markets.

We know that people learn in different ways so the eToro Academy offers a variety of resources including written guides, videos, webinars and podcasts as well as in-person and online training courses via eToro's Trading School.

We believe in continuous learning and this resource hub will continue to grow based on feedback from our community. The eToro Academy launched in English and is in the process of being localised to cater for the global reach of our users.

Click here to go to the eToro Academy


Digest & Invest:
ETFs, European Stocks & Crypto Rally
Setting Effective
Stop-Loss &
Take-Profit Targets

Expanding our crypto offering

As a crypto pioneer, eToro continues to be at the forefront of developments within the cryptoasset markets.

eToro added 10 new cryptoassets in recent months including the popular Dogecoin and Shiba Inu. This brings the total number of cryptoassets available across the eToro platform and exchange to 29*.

eToro has also expanded its holistic crypto offering with the launch of ETH 2.0 staking which is being rolled out on a country by country basis. eToro now enables users who own ETH, ADA and TRX to earn staking rewards proportional to the amount of the underlying cryptoassets held.

(*) 27 available in the U.S.



eToro

Sports sponsorships

The strong sense of community amongst sports fans is closely aligned with eToro's social features as the world's leading online investment community.

eToro's growing global sponsorship strategy includes partnerships with over 25 European football teams, including clubs from the English Premier League and German Bundesliga, as well as tennis player Gael Monfils and Rugby Australia amongst others.

As one of Europe's leading sports sponsors, eToro will continue to expand its partnerships with sporting communities to build awareness of eToro and the opportunities offered by investing.




etoro


etoro



KPIs & Financials

eToro

Registered users

eToro tracks the number of registered users in order to understand the magnitude of eToro's social network and indicate eToro's scale

Registered users are all users who have created an account with a username, password, and an email on the eToro platform.

Registered users can engage and interact with other investors on eToro's social network and access eToro's educational resources including the free virtual account which allows them to practice their investing skills risk free.

A proportion of registered users go on to fund their account and trade or invest on eToro. eToro's marketing strategy targets both the growth of registered users and the conversion of registered users to funded accounts, which is fundamental to eToro's business strategy.

In the second quarter of 2021 eToro added 2.6 million new registered users, up from 1.2 million in the second quarter of 2020.



23.2 million
2.6 million
14.4 million
1.2 million
Q2 2020
Q2 2021
New registered users
Registered users at the end of the period

eToro

Funded accounts

Funded accounts represent the top level of eToro's user acquisition funnel and are the users from whom eToro generates total commissions

Funded accounts are registered users who have completed KYC and AML assessments and other onboarding processes, activated their account, executed at least one trade and have a positive account balance.

Funded accounts increased from 0.8 million at the end of the second quarter of 2020 to 2 million at the end of the second quarter of 2021. This increase is closely correlated with the increase in registered users during the period.

eToro's growth during this period was driven by the strength and breadth of its product offering which enabled it to attract and retain users globally as more retail investors engaged with global markets.


2.0
million
0.8
million
Q2 2020
Q2 2021
Funded accounts at the end of the period

Funded accounts distribution by region

eToro has a global footprint, offering services to users in over 100 countries via a platform which is localized in more than 20 languages. eToro's product offering includes assets from more than a dozen of the world's leading stock exchanges

The distribution of funded accounts by region is a measure of eToro's global presence and its penetration of new and existing markets. It is driven by the breadth of eToro's products and services, its investment in marketing, its ability to adapt to global regulatory environments and the overall adoption of online investment platforms.

Europe and the U.K. have been priority markets for eToro since its founding in 2007. They have remained strategic markets for eToro and represent 68% of its funded accounts as of June 30, 2021.

eToro's Americas business, which includes the U.S. and Latin America, has increased from 6% of funded accounts at the end of the second quarter of 2020 to 12% of funded accounts at the end of the second quarter of 2021. Launched in 2019, eToro's offering in the U.S. is currently limited to cryptoassets and social trading and has grown in 2020, in line with increased eToro brand awareness and rising interest in cryptoassets.



As of June 30,
2021
68%
15%
12%
5%
As of June 30,
2020
70%
18%
6%
6%
Europe
Asia Pacific
Americas
Middle East & Africa

eToro

Trades

Trades represent the quantity of new trades that were placed by users and executed by eToro during the reporting period. Trades include both self-directed and copy trades

There are several factors that contribute to changes in trading activity, including, but not limited to, retail investors' interest in capital markets and in particular asset classes as well as changes in broader market sentiment.

While eToro has experienced periods of low and high trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on eToro's platform provides a natural hedge against lower trading activity in one particular asset.

In the second quarter of 2021, users executed 127 million trades on the eToro platform, up 72% from the second quarter of 2020. This was primarily driven by increased interest in eToro's cryptoassets offering as well as elevated levels of retail participation in capital markets.


127
million
74
million
Q2 2020
Q2 2021

Commissions from trading activity and interest by asset class

The breakdown of eToro's total commissions by asset class demonstrates the diversified nature of eToro's business and its ability to capitalise on varied market conditions

eToro is a multi-asset platform supporting trading and investing in equities, commodities, currencies, and cryptoassets traded either as an asset or as a derivative related to different underlying asset types. Commissions by asset class are the breakdown of total commissions derived from trading activity and interest for the reported period by the different types of assets on eToro's platform.

Historically, increased trading activity in a particular instrument, market or asset class influenced eToro's total commissions in certain quarters or years. For example, the sharp increase in cryptoasset prices and trading volumes in 2017/2018 and from the last quarter of 2020 increased total commissions derived from cryptoassets during these periods. Similarly, during moments of increased retail investor participation in equity markets eToro benefits from an increase in total commissions from equities. The same applies across the range of asset classes offered by eToro. This diversity of asset classes, markets and instruments acts as a hedge for eToro's total commissions across different market conditions.


2%
12%
7%
73%
Second quarter of
2021
41%
7%
7%
45%
Second quarter of
2020
Equities
Commodities
Cryptoassets
Currencies

eToro

Top cryptoassets in the second quarter of 2021



37%
11%
15%
14%
16%
7%
32%
9%
11%
15%
13%
20%
18%
4%
23%
19%
14%
22%
Total commissions
Trading volume
Assets under administration
BTC
XRP
ETH
ADA
DOGE
Other cryptoassets

Total commission includes commissions from trading activity and interest.
Total commission and trading volume are presented for the second quarter of 2021; Assets under administration are as of June 30, 2021.
This slide presents all cryptoassets that accounted for 10% or more of total commissions, trading volume or Assets under administration..

eToro

Total commissions and net trading income

U.S. dollars in thousands	Q2 2020	Q2 2021
Commissions from trading activity	139,448	315,807
Interest	10,372	17,537
Other charges	11,022	28,620
Total commissions	**160,841**	**361,964**
Net trading income	**123,522**	**290,916**

(*) Total commissions are comprised of commissions from trading activity, interest and other charges; Total commissions are a key performance indicator

Operating expenses

U.S. dollars in thousands	Q2 2020	Q2 2021
Marketing costs	50,851	145,811
Personnel related expenses (*)	6,122	8,247
Other	938	1,675
Selling and marketing expenses	**57,911**	**155,733**
Personnel related expenses (*)	10,774	27,381
Professional services and hosting services costs	4,186	7,293
Other	1,495	3,050
Research and development expenses	**16,455**	**37,724**
Payment processing costs	15,202	39,383
Personnel related expenses (*)	8,057	74,120
Professional services (**)	10,823	52,343
Other	2,548	8,671
General, administrative and operating expenses	**36,630**	**174,517**
Total operating expenses	**110,996**	**367,974**

(*) Q2 2021 figures include $71 million of share-based payment expenses.
(**) Q2 2021 figures include $36 million of SPAC and related expenses.

eToro

Adjusted EBITDA

eToro's management team uses adjusted EBITDA, a non-IFRS financial measure, to evaluate its operating performance and make strategic decisions

Reconciliation of adjusted EBITDA to net income (loss) - (U.S. dollars in thousands):	Q2 2020	Q2 2021
Adjusted EBITDA	**16,073**	**33,232**
Share-based payment expense	(925)	(71,217)
Depreciation and amortization	(1,290)	(1,519)
Employee non-cash expense	(1,332)	(1,058)
SPAC and related expenses	-	(36,496)
Operating income (loss)	**12,526**	**(77,058)**
Finance expense	(4,638)	(9,475)
Finance income	1,248	197
Tax benefit (taxes on income)	6,923	(2,503)
Net income (loss)	**16,059**	**(88,839)**

eToro

Quarterly P&L (unaudited)

Consolidated statements of profit or loss (U.S. dollars in thousands, except per share data)	Q2 2020	Q2 2021
Net trading income	**123,522**	**290,916**
Research and development expenses	16,455	37,724
Selling and marketing expenses	57,911	155,733
General, administrative and operating expenses	36,630	174,517
Total operating expenses	**110,996**	**367,974**
Operating income (loss)	**12,526**	**(77,058)**
Finance income	1,248	197
Finance expense	4,638	9,475
Income (loss) before taxes on income (tax benefit)	**9,136**	**(86,336)**
Taxes on income (tax benefit)	(6,923)	2,503
Net income (loss)	**16,059**	**(88,839)**
Total comprehensive income	**16,059**	**(88,839)**
Basic income per common share	0.932	(4.75)
Diluted income per common share	0.928	(4.75)

eToro

Statement of financial position

June 30, 2021
(unaudited)
U.S. dollars in thousands

Current assets

Cash and cash equivalents	243,116
Restricted cash	2,382
Counterparties	307,511
Cryptoassets	279,303
Loans to users	10,188
Other receivables and prepaid exp.	53,691
	896,191

Non-current assets

Restricted cash	206
Right of use assets	17,313
Property and equipment, net	9,082
Goodwill and other intangible assets	6,507
Deferred taxes	6,599
	39,707
Total assets	**935,898**

Current liabilities

Accounts payable	48,533
Current maturities of lease liabilities	2,202
Payable to omnibus accounts	38,154
Accrued expenses and other payables	135,909
Short-term loan	50,000
	274,798

Non-current liabilities

Employee benefit liabilities, net	1,030
Long-term lease liabilities	20,795
	21,825

Shareholders' equity

Common share premium	108,756
Preferred share premium	406,110
Retained earnings	124,409
	639,275
Total liabilities & equity	**935,898**

About eToro

eToro

Our vision

Opening the global markets for everyone
to trade and invest in a simple and transparent way

Our mission

Building the world's largest social trading network
to empower people to trade and invest in stocks,
crypto and global markets, copy top traders and get copied


ACTIVISION
AMD
salesforce
PETSMART

We created a new category and we're dominating it



Portfolio
Stats
eToro
Social Trading

The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible. The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed. A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed.

eToro

We're passionate about finance and technology











- **2007** — **eToro is founded**
- **2010** — Launched the **social trading** network and **CopyTrader™**
- **2013** — Introduced **bitcoin** to the platform
- **2015** — Converging the eToro experience into **a single cross device application**
- **2017** — Launched **CopyPortfolios™** and additional **cryptoassets**
- **2019** — Launched **Zero commission** stocks and expanded to the **US**
- **2021** — Launched **eToro Money**

eToro

Global footprint



Blockchain lab
R&D center
LOCAL OFFICE
FCA FINANCIAL CONDUCT AUTHORITY
LOCAL OFFICE
FINRA
LOCAL OFFICE
CYPRUS SECURITIES AND EXCHANGE COMMISSION
Mobile development office
Headquarters
and main R&D center
LOCAL OFFICE
GIBRALTAR FINANCIAL SERVICES COMMISSION
LOCAL OFFICE
ASIC
Australian Securities & Investments Commission
IN APPLICATION PROCESS
ABU DHABI GLOBAL MARKET
MAS Monetary Authority of Singapore

eToro

A growing community of investors who connect and learn from each other

Registered users have access to a free **virtual account** allowing them to **practice their investing skills** and, once they have acquired confidence, progress to investing real capital.


174K
425K
1.1M
1.9M
2.5M
3.3M
4.0M
4.7M
5.6M
8.1M
10.0M
12.3M
17.5M
23.2M
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Q2 2021
Registered users
Number of users at the end of the period

Our product

Click here to view our product demo



Multi-asset



Commission-free stock investing


Activity Feed
Key Statistics

Social



Cryptoassets


Portfolio

Portfolios


eToro
VISA

eToro Money

eToro

Multi asset investment platform

eToro is an investment platform built around social collaboration and investor education where users can connect, share, and learn

eToro's users can choose from a broad range of asset classes to invest in, including commission-free fractional shares and cryptoassets.

A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio.

Our commission-free stocks offering continues to expand and will be available for US users later this year.



Hi, John!
Portfolio value
$68,229.77
$2,287.33 (2.31%) Today
InTheGame
1,901.05
SPOT
Stocks
ETFs
Top movers
22.3%
14.7%
8.7%
4.1%
2.3%
AAPL
FB
SPOT
OIL
ADBE

Popular Investors

With eToro's CopyTrader technology, users can automatically replicate other investors' strategies in real time. Investors who meet the criteria to become "Popular Investors" receive payments that increase as they rise through the program's ranks.

- eToro has more than 1,700 Popular Investors*.
  Of which, 16 Popular Investors have over $10 million copying them.
- We continue to see a growing number of financial professionals joining eToro's Popular Investor Program.
- Popular Investors need to meet a number of criteria, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameters set by eToro.

(*) As of June 30, 2021


ELITE
Lena Birse
ELITE PRO
Jay Edward Smith
Mariano Daniel Pardo
ELITE
Heloise Greeff

eToro

CopyPortfolios™

eToro's portfolios ("CopyPortfolios™") group assets or investors together based on a predetermined theme or strategy, such as: the 5G revolution, foodtech, driverless cars and more. Some portfolios utilize advanced algorithms, machine learning and AI to build investment strategies and curate assets to form particular CopyPortfolios™ based on market conditions.

These ready-made strategic portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities.

eToro launched four new portfolios in recent months and offers 66* CopyPortfolios™ for its users to invest in.

Diversified ready made Portfolios

Professionally managed and curated

No management fees


+8
7
RISK
OutSmartNSDQ
Nasdaq Smart Beta
+8
4
RISK
CryptoPortfolio
Crypto by Market Cap

(*) As of June 30, 2021

eToro

Holistic crypto investing experience

The eToro platform offers users the opportunity to buy and hold a wide range of cryptoassets alongside traditional asset classes

eToro continues to expand its crypto offering and related services. Seven new cryptoassets were added to the platform in recent months.

eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain.

eToro offers staking, a feature that enables users who own certain cryptoassets on the eToro platform to earn rewards proportional to the amount of the underlying cryptoassets held.



eToro

eToro Money

The eToro debit card is currently in advanced beta testing in the U.K. ahead of a full U.K. launch later this year. Uptake for the card has been strong and feedback from users has been extremely positive.

The eToro Money debit card connects directly to users' eToro investment account and enables instant deposits and withdrawals along with additional money services.

Following the UK launch, the card will be rolled out to eToro users in Europe.

Instant deposit/ withdrawal	Competitive currency conversion rates	No deposit fees


eToro
Money
£36,524.82
ACCOUNT BALANCE
Your Monthly Expense Bill
Recurring Payment
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Appendix

eToro

Total commissions

Total commissions are comprised of commissions from trading activity, interest and other charges. Total commissions are a key performance indicator

Commissions from trading activity

Commissions from trading activity include the spread, which is the difference between the buy and sell price of a certain asset or derivative, and it is charged and collected when a trade is executed by a user. The spread may be fixed or variable and may change as a correlation to market prices. Commissions from trading activity are derived from equities, cryptoassets, commodities and currencies traded as an asset or as a derivative related to different underlying asset types. Commissions from trading activity are the primary source of eToro's total commissions today. As a result, eToro's total commissions are correlated with the overall trading activity in the asset classes offered on the platform.

Interest

Interest is charged on margin positions (leveraged or short positions) which remain open overnight. This is essentially an interest payment to cover the cost of the margin used overnight, and it is charged in relation to the notional value of the position.

Other charges

Other fees mainly include currency conversion, staking and other income.


$161
million
$11 million
$10 million
$140 million
$362
million
$29 million
$17 million
$316 million
Q2 2020
Q2 2021

Thank you

Contact us: investors@etoro.com